Mail Stop 3561

May 24, 2006

Calvin C. Cao
Chief Executive Officer and President
Stem Cell Therapy International, Inc.
2203 N. Lois Avenue, 9th Floor
Tampa, Florida 33607

> **Re: Stem Cell Therapy International, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed April 25, 2006**
> **File No. 0-51931**

Dear Mr. Cao:

We have reviewed of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please number your document's pages in subsequent amendments and include those page numbers in your Table of Contents.

2. We note that you include many factual statements in your disclosure, but you have not indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that and include

an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated. The following are only examples of the statements for which you need sources:

- "In order to comprehend this statement, you should visualize that everything in the living body is in constant motion…as well as all fluids, which represent between 75% and 55% of body weight (depending upon age), and that there is electromagnetic radiation associated with all such movement, a subject almost completely neglected by medical science…." Business Overview, fourth paragraph;

- "Stem cell transplantation was introduced into clinical practice in 1931 and has historically preceded organ transplantation by several decades." Business Overview, eighth paragraph;

- "However, the market potential for stem cell therapies products is very large." Stem Cell Industry Considerations, first paragraph; and

- "Unlike most of its competitors, the Company's experience with the practical application of its stem cell transplants extends beyond research and development." Quality Control, third paragraph.

We may have further comments once we examine your revisions.

Item 1. Description of Business

3. Throughout this section of your document, you provide a great deal of information regarding stem cell technology and the stem cell industry in general. However, you disclose little information regarding your current business operations. In this regard, it appears that your business operations include creating and selling stem cells to others as well as using some of these stem cells for treating patients yourself, but this is not necessarily clear in your document. Therefore, please include, in your Description of Business section, a complete discussion of all your current business operations, including your principal products or services, their markets and your distribution methods for those products and services. Also, in this section and throughout your document where appropriate, please disclose from where exactly you received and you will receive your collection of stem cell lines. See Items 101(b)(1) and (2) of Regulation S-B.

4. Please revise to define any technical or industry-specific terms the first time they appear. For example, we note your use of "immunosuppression," "cell organelles," "IM injection," "aponeurosis", etc. Please revise throughout the document accordingly.

Company Overview

5. In the fifth paragraph of this subsection, you state that members of your United States and European Medical and Scientific Advisory Board review each patient's condition and medical history. In this subsection, please clarify whether this advisory board is an independent, official institution or whether it consists of your employees or is otherwise affiliated with you in any way. Also, please disclose the criteria the members examine during their reviews.

Business Overview

6. Please describe your business development during the last three years. If you have not been in business for the past three years, you must give the same information for your predecessors. See Item 101(a) of Regulation S-B.

7. In the third paragraph of this subsection, please explain further what you mean by "Good Manufacturing Practice." Please disclose who established these standards and whether there are any mechanisms in place for their enforcement.

What is Stem Cell Transplantation?

8. In the third paragraph of this subsection, you indicate that cloning is yet another method for obtaining embryonic stem cells. In this regard, you note that cloning has certain "potential advantage[s]" and that "cloned embryos could be implanted into a woman with a view to the birth of a child (reproductive cloning)." Please clarify whether you have any possible plans to clone human embryos. If so, please state this intention clearly in your document and fully discuss your plans or strategies to fulfill this intention.

Illustrations of Stem Cells and How They Work

9. If any of the graphics were not prepared by you, please disclose the source of the graphics. Further, please tell us whether the burn patient depicted in the last set of graphics is actually one of your patients. If so, please state this in your document. If not, it would appear inappropriate to include the graphic in your document. Please revise or advise.

Company Strategy

10. In the first paragraph of this subsection, you state that you are earning revenue from stem cell sales outside of the United States, which you claim is an ongoing demonstration of the safety and efficacy of your stem cell transplantation therapy, and that you plan to expand your global operations to meet expanding market needs. However, as of December 31, 2005 you had sales only of $50,934, an

accumulated deficit of $282,263, cash used by operations of $154,887 and negative working capital of $92,412. Based on these figures, please discuss why and how your revenue demonstrates the safety and efficacy of your stem cell therapy.

11. We note the list of activities you intend to accomplish as part of your growth plan. Please expand your disclosure to more specifically describe each of your growth plans, including a discussion of how you will accomplish these growth plans and the current status of your progress.

List of Diseases Potentially Treated by the Company's Technology

12. Please include disclosure that clearly indicates the types of diseases that you have treated to date.

13. We note your disclosure, "Besides clinical research studies, positive clinical results and an adequate number of patients have been observed and treated in the categories of diseases that potentially can be cured or their condition improved by the use of stem cell transplantation therapy." To substantiate the inclusion of the potential diseases listed, for each of the listed diseases, please fully describe the clinical research studies that you refer to and are relying upon. Further, please fully explain what you mean by "positive clinical results" and "an adequate number of patients have been observed and treated."

License Agreement with Institute of Cell Technology

14. Please explain to us how you accounted for the license agreement. In this regard, we note that although you issued 5,000,000 shares, however, we did not see any intangible asset reflected on your balance sheet for such agreement.

Number of Patients Treated By the Company

15. You state that the table in this subsection reflects the treatments to date by you or your affiliated licensing partner. Please identify your affiliated licensing partner. Also, of the 29 treatments listed in the table, please indicate for which treatments you are responsible and for which treatments your partner is responsible. Further, please briefly discuss the diagnosis, progress, and prognosis of the patients who were treated with these stem cell transplants.

16. Please discuss the size, scope and work performed in your clinics located in Kiev, Ukraine and Tijuana, Mexico. Further, please discuss any relationship between the Institute of Cell Therapy and the Institute of Cell Technology.

Cryopreservation

17. In the first paragraph of this subsection, you state that the cell survival rate after the biological solution is thawed out and ready for transfusion is approximately 99% of the original biological mass. Please disclose whether 99% survival rate is the result of your method or the result of other storage methods, and please discuss the differences between the two methods, if any.

18. In the last paragraph of this subsection, you state that stem cell therapy with the application of your biological preparations is impressive and "impossible to achieve with any other pharmacological, medical, and preventive means." Please clarify whether the results of the stem cell therapy are impossible to achieve in any other manner, or whether the results of the stem cell therapy combined with your biological preparations are impossible to achieve in any other manner. In other words, please explain the effects that your biological preparations have on stem cell therapy and whether those effects increase the stem cell therapy's success rates.

Quality Control

19. We note your disclosure that your "[s]cientists, directors, executives and doctors have a proven track record of more than 25 years in developing, manufacturing, delivering…." Please expand your disclosure to substantiate this claim.

Research and Development

20. Please estimate the amount you spent during each of the last two fiscal years on all your research and development activities, and, if applicable, the extent to which the cost of these activities are borne directly by your customers. See Item 101(b)(10) of Regulation S-B. Additionally, please discuss the status of each of the three projects you mention and when you believe these projects will become commercially viable. If you have no timetable or if you have yet to substantially commence these projects, please state this or consider removing any reference to these projects.

Marketing and Promotion

21. Please revise your disclosure in this section to provide further specificity and details. For example, please consider the following, which is not an exhaustive list:

   • Please disclose what you mean by "a compelling and personalized value proposition" in the first paragraph of this subsection;

- In the same paragraph, you state that you will employ a variety of media, program and product development, business development and promotional activities to increase your clientele. Please disclose the kinds of media, program and product development, business development and promotional activities you plan to use, how you will use them, where you will advertise, and the substance of the advertising;

- Please discuss how you will achieve your goal of having medical practitioners and clinics network together and propose stem cell transplantation to their patients as an alternative regenerative medical procedure; and

- You state that you will set up and link certain websites in cooperation with the "known Net medical communications experts." Please disclose whether you have any agreements with any of these experts. If not, please revise or remove this disclosure.

Competition

22. Please disclose your competitive business conditions, your competitive position in your industry and your methods of competition. See Item 101(b)(4) of Regulation S-B. At the end of this section, it appears that you intended to include certain highlights that were left out. Please revise accordingly.

Regulation

23. Please provide the appropriate disclosure required by Items 101(b)(8) and (11) of Regulation S-B relating to the need for government approval and the costs and effects of compliance with Federal, State, or local environmental provisions.

24. Please disclose why your lines of allo transplants are outside of the ban approved by the House of Representatives on July 31, 2001 that you discuss in the fifth paragraph of this subsection.

25. Please define "PHS," which you mention in the eighth paragraph of this subsection.

Intellectual Property

26. Please revise to briefly describe your patents, trademarks, licenses, franchises, concessions, royalty agreements and labor contracts, including their durations. See Item 101(b)(7) of Regulation S-B.

27. You state that you have applied for the registration of "certain" of your trademarks and service marks. Please disclose what trademarks and service marks you are registering and where internationally you are registering these marks.

Employees

28. We note your disclosure that you have eight full-time employees. Also, please disclose the number of total employees. See Item 101(b)(12) of Regulation S-B.

Company History

29. Please move this subsection to the beginning of your Description of Business section.

30. As currently disclosed, it is difficult to follow your corporate history. For example, please disclose to what entity you are referring to when you state "The Company." Also, please discuss the relationship between Arklow Associates and Altadyne, Inc. In this regard, please revise your disclosure so that your corporate history, including any name changes, is clear and easily understood by the reader.

31. Please discuss in much greater detail the facts and circumstances surrounding your acquisition of Stem Cell Therapy International Corporation as required by Item 101(a)(3) of Regulation S-B. Please note that the reader should be able to clearly understand the entities involved in the acquisition, their businesses before the acquisition and the resultant structure of the company after the acquisition. In this regard, if any of the entities were shell companies, please indicate as such.

Management of Potential Growth: Limited Senior Management Resources

32. Your disclosure appears to reflect an anticipation or expectation of significant growth to you and your business. Please disclose a reasonable basis for your expectation that you will have potentially significant growth, or delete this disclosure.

Item 2. Management's Discussion and Analysis or Plan of Operation

33. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should

consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

 See Item 303 of Regulation S-B and SEC Release No. 33-8350.

34. Please disclose any off-balance sheet arrangements as required by Item 303(c) of Regulation S-B.

General Overview

35. Please amend your filing to include an overview of the reverse acquisition that was consummated, including a background summary of Altadyne, Inc. and your accounting for the transaction. In this regard, please explain to us the history of Altadyne, Inc and its relationship with R Capital Partners, Inc. You indicate that Altadyne, Inc. was a public reporting company elsewhere in your filing, although there appears to be no Exchange Act reports filed for a company by this name. Please explain and revise accordingly.

36. In the fourth paragraph of this subsection, you refer to the audited financial statements for the year ending 2005. Please revise to clarify that these financial statements are for the period from inception to March 31, 2005, if true. If you are not referring to the financial statements for the period from inception to March 31, 2005, please revise or advise.

Critical Accounting Policies

37. You indicate that revenue is recognized upon delivery of goods. Please revise this disclosure, and the notes to your financial statements, to more appropriately reflect your business. Please identify each different type of revenue transaction that you enter into or intend to enter into in the near future, and then include a description of what it is, if not obvious to investors, and your revenue recognition policy.

38. The disclosure states the company had no research and development expenses through March 31, 2006, which does not appear consistent with your disclosure under Item 1, Research and Development, where you discuss related projects under development. The second paragraph of the General Overview states also that the company is involved in research and development. Please revise your disclosure as necessary to clarify the nature of these activities.

Results of Operations

39. Under your "December 2, 2004 (date of inception) through December 31, 2005" subsection, you state that the figures are identical to the figures for the nine month period in the preceding subsection, except for an increase in expenses of $26,281 for the additional one month period. It is not clear how the figures in this subsection cover only an additional one month period, given that the preceding subsection covered the period from April 1, 2005 through December 31, 2005, the nine months ended December 31, 2005. The period in the "December 2, 2004 (date of inception) through December 31, 2005" subsection begins on December 2, 2004, which appears to cover almost four additional months; from December 2, 2004 through March 31, 2005. Please revise or advise.

Capital Stock

40. Please reconcile your discussion of capital stock issuances to what is reflected on the Statement of Changes in Stockholders' Deficit. Accordingly, please revise either the financial statements or the discussion for any discrepancies or omissions. We may have further comment upon reading your response.

41. Please explain to us the transaction that occurred in June of 2005 when the company was acquired by R Capital Partners, Inc. for 22.5 million shares. Based on your discussion in "Item 4. Recent Sales of Unregistered Securities," it appears this transaction was related to the Altadyne, Inc. reverse merger. If related, please reconcile the 22.5 million shares with the disclosure that Altadyne, Inc. issued 25 million shares in the Company History section of your filing. Also, please reconcile the 10,449,196 additional shares that Altadyne, Inc. issued to R Capital Partners, Inc. to consummate the reverse merger. Please reconcile these amounts to your Statement of Changes in Stockholders' Deficit.

42. To the extent you may have any changes to your shares outstanding on the Statement of Changes in Stockholders' Deficit, please revise your weighted average shares and earnings per share accordingly.

Item 3. Description of Property

43. Please provide the location and description of the condition of your leased property. See Item 102(a) of Regulation S-B.

44. Please tell us why you did not describe in this section your clinics in Kiev, Ukraine and Tijuana, Mexico.

Item 4. Security Ownership of Certain Beneficial Owners and Management

45. We note your disclosure elsewhere in your filing that you issued 22,500,000 and 10,449,196 shares of common stock to R Capital Partners, Inc. in June 2005 and on September 1, 2005, respectively. In footnote two, however, it appears that R Capital Partners currently holds only 1,381,937 shares. Please account for the 31,567,259 shares of common stock previously held by R Capital Partners, Inc.

46. In footnote number one, you state that Calvin Cao's 11 million shares consist of shares held by Global Capital Corp., the Vivian Cao Irrevocable Trust, the Christopher Cao Irrevocable Trust and Thuy-Van Chau. Please disclose why these shares should be included as Mr. Cao's shares. Similarly, please disclose why, as you state in footnote number two, M. Richard Cutler's shares consist of 1,292,259 shares held by the Cutler Law Group and 1,381,937 shares held by R Capital Partners, Inc.

Beneficial Ownership of Securities

47. We note your disclosure in this subsection. Additionally, of the number of shares owned by each individual in the table, please state in a footnote to that table, the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. Please state if there are none of these arrangements. See Instruction 1 to Item 403 of Regulation S-B.

Item 5. Directors and Executive Officers, Promoters and Control Persons

48. Based upon this section, it appears that your only directors are Calvin C. Cao and Daniel J. Sullivan. However, on your website, you state that Yuriv V. Gladkikh is a director also. Further, it appears that you do not refer to Daniel J. Sullivan as a director on your website. Please revise your document and your website to consistently reflect all of your current directors.

49. Please disclose when your current directors were appointed and when their terms end. Also, please provide the information required by Item 401(e) of Regulation S-B.

Executive Officers

50. According to your disclosure, in 2004 Mr. Cao co-founded Vein Associates of America, Inc., which is the parent company for a chain of vascular clinics called Vein Associates, PA. However, according to your website you state that in 2004 Mr. Cao co-founded Vascular Relief Center Corp, the parent company of a chain of vascular clinics called Vein Associates. Please revise for consistency or advise.

51. You state that Daniel J. Sullivan is your Chief Financial Officer. However, you state also that Mr. Sullivan has been the Chief Financial Officer for Skylynx Communications, Inc. since November 2003 "where he remains today." Please disclose whether Mr. Sullivan is a full time employee of yours. If not, please describe his duties for and responsibilities to you and the amount of time per week he spends working on your business operations. Please also provide similar information for Peter K. Sidorenko.

52. Please provide Peter K. Sidorenko's specific business experience for the past five years. See Item 401(a)(4) of Regulation S-B.

Other Officers

53. Please tell us whether the five individuals you list in this subsection, as well as the seven individuals listed under "Scientific and Medical Advisory Board…" in the next subsection, are significant employees. If they are significant employees, please provide the information about them required by Item 401(a) of Regulation S-B. See Item 401(b) of Regulation S-B. If they are not significant employees, please tell us why you have included these individuals in your filing.

Item 6. Executive Compensation

54. You state that you have not compensated any of your executive officers in 2005. Therefore, please tell us the manner in which Calvin Cao and Daniel Sullivan received their shares of your common stock.

55. Also, please revise your disclosure to clearly indicate if your executive officers have forfeited compensation or contributed their services for 2005.

Item 7. Certain Relationships and Related Transactions

56. Please more clearly disclose your relationship with Global Capital Corp. and the amount of shares you issued to them for its serving as your director at your inception.

Item 8. Description of Securities

Common Stock

57. You state that all of the outstanding shares of common stock are fully paid and non-assessable. However, this is a legal determination that should be made by counsel. Therefore, please remove this sentence.

58. You indicate that your Articles of Incorporation authorizes the issuance of 100 million shares of common stock, although your Balance Sheet and notes to your financial statements indicates 500 million. Please revise accordingly.

Reports to Stockholders

59. We note you plan to furnish your stockholders with an annual report for each fiscal year ending December 31, but that does not appear consistent with the audited financial statements included in the registration statement for the period of inception through March 31, 2005. Please revise to indicate the annual report will be provided for the fiscal year ending March 31, if true. If your fiscal year end is not March 31, revise your registration statement to provide the financial statements required by Item 310 of Regulation S-B including audited financial statements for the year ended December 31, 2005 and interim financial statements for the interim period ended March 31, 2006. See Item 310 of Regulation S-B.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity….

60. Please state that you are applying to become "quoted" on the Over the Counter Bulletin Board, since it is not an exchange on which shares are "listed" for trading, as is the American Stock Exchange.

61. As the Pink Sheets are not appropriately deemed as a public trading market, please clearly indicate that there is no public trading market for your common stock. See Item 201(a)(1) of Regulation S-B. Further, please provide the disclosure required by Item 201(a)(2) of Regulation S-B.

Holders

62. Please disclose the number of record holders of your common stock.

Item 4. Recent Sales of Unregistered Securities

63. We note that you have disclosed the legal exemption under which you issued the shares in this section. Also, please disclose the facts and circumstances you relied upon to make the exemptions available. See Item 701(d) of Regulation S-B.

64. Please disclose the type and amount of consideration received for your issuances of 22,500,000 and 10,449,196 shares of common stock to R Capital Partners, Inc. in June 2005 and on September 1, 2005 respectively, the 329,000 shares to Westminster Securities Corporation on September 15, 2005 and the 120,000

shares to certain employees of Westminster Securities Corporation on February 2, 2006.

65. Also, please tell us why you valued your issuance of 70,000 shares of common stock to "six consultants" at $85,100 and the issuance of 44,234 shares to a public relations firm at $37,000. It appears that the per share price of the shares is different, yet both issuances were of common stock and occurred on the same day.

Part III

Item 1. Exhibits

66. In this section, it appears that you state that you have an Exhibit 22 stating that Stem Cell Therapy International Corp. is a subsidiary of you. However, you have not filed a list of subsidiaries as an exhibit to your document. Please file a list of all your subsidiaries as Exhibit 21 to your document. See Item 601(b)(21) of Regulation S-B.

Financial Statements

67. If your fiscal year end is March 31, please amend your registration statement to include the year end March 31, 2006 audited consolidated financial statements. See Item 310(g) of Regulation S-B.

Statement of Changes in Stockholders' Deficit

68. Please explain to us how you calculated the number of shares reported on your stockholders' deficit statement of 6,310,678, which reflects the recapitalization done with respect to the reverse acquisition. Also, please provide the details regarding the shares issued for a reduction in advances of 3,000,000. If this issuance relates to a related party transaction please revise "Note 5. Related Party Transaction" accordingly. Furthermore, please explain to us the nature of the 8,030,000 shares issued for services in September 2005.

69. We note stock issued for services are recorded at either the fair value of the stock issued or the fair value of the services rendered. Please explain the fluctuations in the issuance price of the stock issued for services and your accounting for the differences. For example, in October 2005 stock was issued for services at an issuance price of $1.05 and also at $1.75 per share.

Statements of Cash Flows

70. Please remove the line entitled, "total adjustments," reflected in the net cash used in operating activities.

Note 4. Acquisitions

71. Please explain why the purchase transaction is subject to change over the next twelve months. Also, please clarify whether the legal registrant was a non-operating shell at the date of the consummation. If so, please tell us what consideration you gave to reflecting the transaction as a recapitalization rather than a business combination. Please advise us and revise your disclosure accordingly.

Note 8. Capitalization

72. We note that at the time 500,000 shares of convertible preferred stock were issued for $25,000 there was also common stock issued at $1.88 per share. Please tell us what consideration you gave to a beneficial conversion feature. See EITF 98-5.

Website

73. In press releases available on your website, you refer to yourself as a "leading company in the field of research and development of stem cell transplantation." It appears inappropriate to refer to your status in the industry as "leading" due to your size and financial position. Please revise going forward or advise.

74. We note that under your Business Strategy section on your website, you state that you will "seek research funding from government health agencies" and "acquire technologies from government health agencies." In an appropriate section of your document, please discuss these endeavors. In this regard, please indicate which government health agencies you intend to approach in order to secure research funding and acquire technologies.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: M. Richard Cutler, Esq.
        Cutler Law Group
        Via Fax: (706) 738-1966